May 1, 2019

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 6 to
           Registration Statement on Form F-1
           Filed April 29, 2019
           File No. 333-228896

Dear Mr. Yan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2019 letter.

Form F-1/A filed April 29, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 121

1.     We note your response to comment 5. Please address the following:
         Considering your working capital deficit as of December 31, 2018, please disclose the basis for the conclusion that "working capital is sufficient for our present requirements for the next 12 months" in light of the fact that net payouts have exceeded revenues in both fiscal years 2017 and 2018 resulting in transfers of additional cash from your
 Dinggui Yan
Jiayin Group Inc.
May 1, 2019
Page 2
          consolidated entities in Niwodai Internet and Shanghai Caiyin during these periods in order to fund the excess payout amounts. If there are other potential sources of funding available for the net payouts in 2019 (e.g. from entities identified in the corporate structure table on page 83) please disclose this fact; and In your discussion on page 122 of the change in fee schedule and payment terms in
          2018, you disclose service fees collected in 2018 for loans facilitated after the April
          28, 2018 change. To clarify the impact of the change in fee schedule and payment terms on operating cash flows, also disclose both the total service fees collected and net revenues recognized in fiscal periods 2017 and 2018.
Notes to the Consolidated Financial Statements
Summary of Significant Accounting Policies
(o) Revenue Recognition, page F-20

2. We note your response to comment 6 and the inclusion of the contract asset aging on page
      117 within MD&A. Please revise to include this information in the notes to the audited financial statements.


       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameDinggui Yan
                                                            Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                            Office of Financial
Services
May 1, 2019 Page 2
cc:       Meng Ding, Esq.
FirstName LastName